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                                  EXHIBIT 11.1

             Statement Regarding Computation of Per Share Earnings
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Computation of Earnings Per Share
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The following formula was used to calculate the earnings per share,
Consolidated Statements of Income for the three months ended ended March 31, 1997 and 1996, included in this report as Exhibit 13.3


Earnings Per Share

Net Income /
Weighted average shares of common stock outstanding for the period


                                 Three months ended
                                      March 31,
                                 1997           1996
                               ---------     ----------
Weighted Average
Shares Outstanding               806,107        806,107

Net Income                       476,607        374,361

Per Share Amount                     .59            .47


No common stock equivalents exist, therefore primary and fully diluted earnings per share are the same.